

April 5, 2012

Via E-mail
Haisam Hamie
President
Havana Furnishings Inc.
Edificio Ultramar Plaza, Apt. #4A
47th Street
Panama City, Panama

> **Re: Havana Furnishings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 8, 2012**
> **File No. 333-176684**

Dear Mr. Hamie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

We are dependent on suppliers for the supply of our products…, page 9

1. We note the addition of this risk factor. Please revise to clarify for investors, if true, that you have not yet identified any such suppliers. In addition, consistent with disclosure elsewhere in your prospectus that you have not commenced operations, please revise your disclosure in this risk factor and elsewhere, as appropriate, to remove statements that imply to investors that you have commenced operations. In this regard, we note your disclosure in this risk factor that suppliers provide you with drop shipping services to fulfill any orders you receive from your retail sites as well as your disclosure regarding the loss of these suppliers.

<u>Dilution of the Price you Pay for Your Shares, page 14</u>

2. We note in your response to prior comment 4 that this section was revised. Please provide us with your calculation on how you arrived at the net tangible book value of $2,000 as of January 31, 2012. It would appear from your audited financial information that the net tangible book value as of January 31, 2012 should be reflected as ($3,943). Please amend your filing as appropriate and ensure any correction flows through all of the disclosures in your dilution tables.

<u>Liquidity and capital resources, page 23</u>

3. We note your response to comment 6 in our letter dated November 21, 2011. We reissue our comment in part. Please revise your disclosure to address your liquidity needs on a long term basis.

<u>Description of Business, page 25</u>

4. We note your response to comment 7 in our letter dated November 21, 2011; however, we were unable to locate your revised disclosure in response to this comment. Therefore, we reissue our comment. Please revise your business discussion to detail how you will operate if you only raise the minimum amount and your website only provides a splash page showcasing your products and a tab to contact you. Also, please include a risk factor that outlines the risk to investors that you do not know the amount product you will need to sell in order to be profitable.

5. We note your response to comment 8 in our letter dated November 21, 2011 and the materials included from such sources as Wikipedia. In addition, please provide us with page references between your disclosures and the materials provided. For example, in your prospectus you cite an IMF study but the source in the Wikipedia materials appears to be the CIA World Factbook. If the IMF study is referred to via footnotes, still please provide us with the IMF article and cross reference your statements to the page or pages in the materials or articles that support each statement. To the extent you are unable to provide support, please delete these qualitative and comparative statements. Please revise throughout your prospectus as necessary.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director